April 26, 2013

Mr. Terry French

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	National CineMedia, LLC

Form 10-K for Fiscal Year Ended December 27, 2012

Filed March 21, 2013

File No. 333-176056

Dear Mr. French:

National CineMedia, LLC (NCM LLC or the Company) refers to the Staff’s comment letter dated April 15, 2013, on the above referenced Annual Report on Form 10-K for the year ended December 27, 2012. Set forth below are the responses of the Company to the Staff’s comments. For your convenience, each comment is repeated below prior to the Company’s response.

We are submitting this letter through EDGAR under the label “corresp”, as well as providing this copy to the Staff via e-mail.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended December 27, 2012 and December 29, 2011

1.	On page 33, you state that online and mobile revenue increased 52.4% during 2012 compared to 2011 as you continue to place more focus on the online and mobile market, including selling advertising that combines on-screen, lobby and online and mobile marketing components. It is unclear how this increase impacts your total national advertising revenue and if you expect this trend to continue in the future. Please revise similar discussions in future filings to provide context so that a reader can understand how significant this increase is to overall national advertising revenue and if you expect past performance to be indicative of future results. In your response, please provide us with your proposed disclosures.

Response:

The Company acknowledges the Staff’s comment and in its Form 10-Q for the quarterly period ended March 28, 2013, the Company will include context around its discussion of its online and mobile revenue so that a reader can understand how significant any fluctuations are to overall revenue and if it expects past performance to be indicative of future results.

We advise the Staff supplementally that online and mobile revenue increased approximately $1.7 million, or 52.4%, from $3.3 million during the year ended December 29, 2011 to $5.0 million for the year ended December 27, 2012. For the year ended December 27, 2012, online and mobile revenue represented 1.7% and 1.1% of national advertising revenue (excluding beverage) and total revenue, respectively. The Company determined it was appropriate to include this information in its explanation of the fluctuation in national advertising revenue because the increase represented approximately 7% of the total increase in national advertising revenue year-over year.

In future filings, the Company intends to include a revised disclosure similar to the following if the fluctuation in online and mobile revenue is considered significant to the explanation of the total fluctuation in national advertising revenue during the relevant periods. We expect that it may be possible that fluctuations in online and mobile revenue are not significant to the explanation of the overall fluctuation in national advertising revenue during a particular period, in which case the Company will not comment on this revenue stream. In its Form 10-Q filing for the quarterly period ended March 28, 2013, the Company intends to include the following disclosure.

Online and mobile revenue increased approximately $0.5 million, or 83.3%, from $0.6 million during the three months ended March 29, 2012 to $1.1 million for the three months ended March 28, 2013. This revenue represented 2.1% and 1.3% of national advertising revenue (excluding beverage) and total revenue, respectively during the three months ended March 28, 2013. Online and mobile revenue increased because the Company continued to increase the number of integrated marketing packages sold to its clients that combine on-screen, lobby and online and mobile marketing components. The Company intends to increase its focus on these integrated solutions to its clients in the future as online and mobile advertising is becoming a more important part of the marketing mix for marketers.

Notes to Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.	Expand your revenue recognition policy to explain in more detail the type, nature and terms of your advertising contracts, how you determine that a contract has been fulfilled and how you determine the amount of make-good provisions. Explain what actions or events in your business lead to a conclusion that the appropriate revenue recognition criteria have been met. In your response, please provide us with your proposed disclosures.

Response:

The Company acknowledges the Staff’s comment and in its Form 10-Q for the quarterly period ended March 28, 2013, the Company will include expanded disclosure regarding its revenue recognition policies. In future filings, the Company intends to include the following revised disclosure.

Revenue Recognition — The Company derives revenue principally from advertising revenue, which includes on-screen advertising, lobby network (LEN) and lobby promotions and advertising on entertainment websites and mobile applications owned by other companies. The Company also derived approximately 10.3% of its revenue in the first quarter of 2013 from Fathom Events. Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed and determinable and collectability is reasonably assured. The Company considers the terms of each arrangement to determine the appropriate accounting treatment.

On-screen advertising consists of national and local advertising. National advertising is sold on a cost per thousand (“CPM”) basis, while local and regional advertising is sold on a per-screen, per-week basis. The Company recognizes national advertising as impressions (or theatre attendees) are delivered and recognizes local on-screen advertising revenue during the period in which the advertising airs. The Company recognizes revenue derived from lobby network and promotions when the advertising is displayed in theatre lobbies and recognizes revenue from branded entertainment websites and mobile applications when the online or mobile impressions are served. The Company may make contractual guarantees to deliver a specified number of impressions to view the customers’ advertising. If those contracted number of impressions are not delivered, the Company will either run additional advertising to deliver the contracted impressions at a later date, which the Company refers to as a make-good provision, or the Company will refund the fee related to the undelivered impressions. The Company defers the revenue associated with the make-good until the advertising airs to the theatre attendance specified in the advertising contract. The make-good provision is recorded within accrued expenses in the Balance Sheets. Deferred revenue consists of payments received in advance of being earned and is classified as a current liability as it is expected to be earned within the next twelve months. Fathom events revenue is recognized in the period in which the event is held.

3.	In addition, we note from your discussion of national advertising revenue on page 33, that online and mobile revenue increased during 2012 as you continue to place more focus on the online and mobile markets. Please expand your revenue recognition policy to address the type, nature and terms of these arrangements and how you apply the revenue recognition criteria. In your response, please provide us with your proposed disclosures.

Response:

The Company acknowledges the Staff’s comment and in its Form 10-Q for the quarterly period ended March 28, 2013, the Company will include expanded disclosure regarding its revenue recognition policies, including online and mobile revenue. Please refer to the response to Comment #2 for this disclosure.

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In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings. Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss with you any further questions the Staff may have or provide any additional information the Staff may need. I may be reached at 303-792-8788.

Sincerely,

/s/ Kurt C. Hall

Kurt C. Hall

President, Chief Executive Officer and Chairman

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